Exhibit 26(d)(4): Overloan Lapse Protection Rider OVERLOAN LAPSE PROTECTION RIDER

This Rider is made a part of the Policy to which it is attached (the “Policy”). Unless changed by this Rider, all the provisions, exclusions and limitations of the Policy remain the same and apply to this Rider. This Rider is effective as of the Policy Date, or if added later, the date this rider is added to your policy.

RIDER BENEFIT. If you exercise this Rider, the Policy will not lapse under your grace period and lapse provisions even if the Policy’s net cash surrender value, or net account value, as defined in the grace period provision of your policy, is not sufficient to pay monthly deductions or policy loan interest when due. This new guarantee supersedes any other death benefit guarantee provision still in force when you exercise this Rider.

COST OF THIS RIDER. If you exercise this Rider, we deduct a one-time transaction charge of [3.5%] from the account value on the monthly processing date we process your request.

CONDITIONS TO EXERCISE RIDER. You may exercise this Rider by sending us a written request on any date that the following conditions are met:

a.	The death benefit qualification test for the Policy must be the guideline premium test;

b.	At least 15 policy years have elapsed since the policy date;

c.	The insured must be at least age 75. If the policy is a survivorship policy, the youngest insured must be at least age 75;

d.	Your loan amount must be equal to or greater than the stated death benefit, or target death benefit, if greater;

e.	Your loan amount less unearned loan interest can be no more than the account value less the Rider Charge;

f.	The guideline single premium after exercise of this Rider must be greater than the sum of all premiums paid less the sum of all non-taxable partial withdrawals taken since the Policy was issued, or

	i.	the guideline level annual premium after exercise of this Rider must be greater than zero, and

	ii.	the sum of all guideline level annual premiums must be greater than the sum of all premiums paid less the sum of all non-taxable partial withdrawals taken since the Policy was issued; and

g.	Exercising this Rider must not cause this Policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code, as amended.

EFFECT ON THE POLICY OF EXERCISING THIS RIDER. When you exercise this Rider, we will make the following changes to the Policy, effective on the monthly processing date on or next following the date we receive your request:

a.	If another death benefit option is in effect, your death benefit option will be changed to option 1;

b.	Your stated death benefit will be changed to an amount equal to the product of account value (after deduction of the Rider Charge) multiplied by the applicable guideline corridor percentage;

c.	If the Policy is a variable life insurance policy, all amounts in the separate account will be allocated to the guaranteed interest division. No transfer charges will be assessed; and

d.	All other optional benefit riders attached to the Policy will be terminated.

We will send you notification of these changes once this Rider has been exercised.

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AFTER THIS RIDER IS EXERCISED. After you exercise this Rider:

a.	We will continue to make monthly deductions. We will waive the monthly deduction to the extent that the net cash surrender value, or net account value, as defined in the grace period provision of your policy, is insufficient to pay the amount due;

b.	If the Policy is a variable life insurance policy, transfers from the guaranteed interest division will not be allowed;

c.	You may not pay additional premiums;

d.	You may not increase or decrease the death benefit;

e.	You may not change the death benefit option;

f.	You may not make any partial withdrawals;

g.	You may not add any riders; and

h.	The Policy’s death benefit will never be less than the product of the loan amount less unearned loan interest multiplied by the applicable guideline corridor percentage.

AMENDMENTS. We may amend this Rider so that it is in compliance with all applicable laws, rules, regulations, interpretations, holdings and orders. When required by law, we will obtain your approval of these changes and obtain approval from all appropriate regulatory authorities.

NONPARTICIPATING. This Rider does not entitle you to participate in our surplus.

INCONTESTABILITY. The incontestability provision of the Policy applies to this Rider from the effective date of this rider. This Rider does not increase any cash, loan, paid-up insurance, or extended term insurance values of the Policy.

REINSTATEMENT. If you reinstate your policy under the reinstatement provision of your policy, this rider will be reinstated.

Signed for Security Life of Denver Insurance Company by:

/s/ Donald W. Britton	/s/ Joy M. Benner
Donald W. Britton	Joy M. Benner
President	Secretary

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